[redacted]

08033151

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
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SEC FILE NUMBER
8-25027

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/07 (MM/DD/YY) AND ENDING 9/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Planco Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1500 Liberty Ridge Drive, Suite 100
(No. and Street)

Wayne	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Julie Corrow — 800-523-7798
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

1700 Market Street	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

AFFIRMATION

I, Julie Corrow, affirm that, to the best of my knowledge and belief the accompanying financial statements and supplemental schedules pertaining to Planco Financial Services, LLC (the "Company"), for the year ended September 30, 2008, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, member or director has any proprietary interest in any account classified solely as that of a customer.

Julie A Corrow 11-20-08
Signature Date

Vice President
Title

Subscribed and Sworn to before me
on this 20th day of November 2008

Notary Public
My Commission Expires: 2/20/2012

Planco Financial Services, LLC
A Wholly-Owned Subsidiary of Hartford Life, Inc.
(S.E.C. I.D. No. 8-25027)

FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULES
FOR THE YEAR ENDED SEPTEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

****

This report is filed as a Public Document
in accordance with Rule 17a-5(e)(3)
under the Securities Exchange
Act of 1934.

PLANCO FINANCIAL SERVICES, LLC

(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

TABLE OF CONTENTS

This report contains (check all applicable boxes): Page

(x)	Independent Auditors' Report.	
(x) (a)	Facing Page.	
(x) (b)	Statement of Financial Condition.	2
(x) (c)	Statement of Operations.	3
(x) (d)	Statement of Cash Flows.	4
(x) (e)	Statement of Changes in Member's Equity.	5
( ) (f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors (not applicable).	
(x)	Notes to Financial Statements.	6-11
(x) (g)	Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.	12
(x) (h)	Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.	13
( ) (i)	Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not required).	
( ) (j)	A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Rule 15c3-3 (not required).	
( ) (k)	A Reconciliation between the audited and unaudited Statement of Financial Condition with respect to methods of consolidation (not required).	
(x) (l)	An Affirmation.	
( ) (m)	A Copy of the SIPC Supplemental Report (not required).	
(x) (n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control).	

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Managers and Member of
Planco Financial Services, LLC

We have audited the accompanying statement of financial condition of Planco Financial Services, LLC (the "Company") (a wholly-owned subsidiary of Hartford Life, Inc.) as of September 30, 2008, and the related statements of operations, cash flows, and changes in member's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Planco Financial Services, LLC at September 30, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

November 20, 2008

A member firm of
Deloitte Touche Tohmatsu

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008

ASSETS

Cash and cash equivalents	$	33,284,690
Cash segregated under federal or other regulations		53,798
Accounts receivable		29,052
Prepaid expenses		320,172
TOTAL ASSETS	$	33,687,712

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable	$	12,016,547
Taxes payable		350,367
Payable to affiliate		11,320,798
TOTAL LIABILITIES		23,687,712
MEMBER'S EQUITY		10,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	33,687,712

Accompanying notes are an integral part of these financial statements.

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

REVENUES:	
Marketing service fee	$ 203,616,476
Interest income	662,926
Total revenues	204,279,402
EXPENSES:	
Administrative and operating expenses	123,600,096
Wholesaler overrides	69,227,856
Other broker commissions	9,178,834
Regulatory fees	435,329
Other	181,168
Total expenses	202,623,283
INCOME BEFORE INCOME TAXES	1,656,119
PROVISION FOR INCOME TAXES	(1,656,119)
NET INCOME	$ -

Accompanying notes are an integral part of these financial statements.

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

CASH FLOWS PROVIDED BY (USED IN) OPERATING ACTIVITIES	
Net Income	$ -
Adjustments to reconcile net income to net cash used in operating activities:	
(Increase) decrease in operating assets:	
Cash segregated under federal and other regulations	(7,597)
Wholesaler advances	4,370
Prepaid expenses	(44,970)
Accounts receivable	(2,574)
Interest receivable	125,111
Increase (decrease) in operating liabilities:	
Accounts payable	(1,037,494)
Income taxes payable	43,326
Payable to affiliate	(2,056,029)
Total adjustments	(2,975,857)
Net cash used in operating activities	(2,975,857)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(2,975,857)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	36,260,547
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 33,284,690

SUPLLEMENTAL CASH FLOW DISCLOSURE:

Income tax payments (paid to parent)	$ 1,613,531

Accompanying notes are an integral part of these financial statements.

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2008

	Member's equity
Balance, October 1, 2007	$ 10,000,000
Net Income	-
Balance, September 30, 2008	$ 10,000,000

Accompanying notes are an integral part of these financial statements.

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2008

1. ORGANIZATION AND DESCRIPTION OF THE BUSINESS

Planco Financial Services, LLC (the "Company") is a wholly-owned subsidiary of Hartford Life and Accident Insurance Company, a subsidiary of Hartford Life, Inc. (the "Parent") and the Hartford Financial Services Group, Inc. ("The Hartford"), a publicly traded company. The Company is a registered broker-dealer engaged exclusively in the sale of various annuity and life insurance products, the distribution of shares of registered open-end investment management companies, and the distribution of IRC Section 529 plans for the Parent. The Company has an affiliate, Planco LLC (the "affiliate") that provides administrative and support services. The Company is a single member, Delaware, limited liability company.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation – The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, which requires management to make estimates and assumptions that affect the financial statements and related disclosures. These estimates include mostly accruals for compensation-related expenses. Management believes that the estimates utilized in the preparation of the financial statements are reasonable and prudent. Actual results could differ materially from these estimates.

Marketing Service Fees – Marketing service fees in connection with marketing, educational and administrative services provided in the distribution of the Parent's products are recorded when the service is performed.

Administrative and Operating Expenses – Administrative, support, and other expenses relate to services provided in facilitating the operations of the Company, including those provided by affiliated companies.

Wholesaler Overrides – Wholesaler overrides represent commissions paid to wholesalers employed by the Company that participate in the marketing and distribution of the Parent's products.

Cash and Cash Equivalents - The Company considers all money market instruments and highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. At September 30, 2008, cash equivalents include investments in money market funds totaling $20,439,345. Total cash and cash equivalents at September 30, 2008, are $33,284,690.

Cash Segregated under Federal and Other Regulations – Cash segregated under federal and other regulations represent cash held in the Company's Medical Group Insurance Service flexible spending account for its employees.

Stock-Based Compensation – The Company's employees are included in The Hartford 2005 Incentive Stock Plan (the "2005 Plan") and The Hartford Employee Stock Purchase Plan. The Company accounts for stock-based compensation under Statement of Financial Accounting Standards ("SFAS") No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123(R)"), which replaced SFAS No. 123, "Accounting

for Stock-Based Compensation" ("SFAS 123") and superseded Accounting Practice Bulletin ("APB") Opinion No. 25, "Accounting for Stocks Issued to Employees". SFAS 123(R) requires companies to recognize compensation costs for share-based payments to employees based on the grant-date fair value of the award.

Fair Value of Financial Instruments – Financial instruments, which include cash and cash equivalents, receivables and payables, approximate their fair values because of the short maturities of these assets.

New Accounting Pronouncements – In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). This statement defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. The definition focuses on the price that would be received to sell the asset or paid to transfer the liability (an exit price), not the price that would be paid to acquire the asset or received to assume the liability (an entry price). SFAS 157 provides guidance on how to measure fair value when required under existing accounting standards and is effective for fiscal years beginning after November 15, 2007. The Parent adopted SFAS 157 on January 1, 2008. The adoption had no effect on the Company's financial condition, results of operations, or cash flow.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities, including an amendment of FASB Statement No. 115" ("SFAS 159"). The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported net income caused by measuring related assets and liabilities differently. This statement permits entities to choose, at specified election dates, to measure eligible items at fair value (i.e., the fair value option). SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Parent adopted SFAS 159 on January 1, 2008. SFAS 159 did not have an impact on the Parent or Company's financial condition or results of operations as the Parent and Company did not elect to fair value any of their financial assets and financial liabilities that are not currently required to be measured at fair value.

In April 2007, the FASB issued FASB Staff Position No. FIN 39-1, "Amendment of FASB Interpretation No. 39" ("FSP FIN 39-1"). FSP FIN 39-1 amends FIN 39, "Offsetting of Amounts Related to Certain Contacts", by permitting a reporting entity to offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments executed with the same counterparty under the same master netting arrangement that have been offset in the statement of financial position in accordance with FIN 39. FSP FIN 39-1 also amends FIN 39 by modifying certain terms. FSP FIN 39-1 is effective for reporting periods beginning after November 15, 2007, with early application permitted. The Parent early adopted FSP FIN 39-1 on December 31, 2007. The adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Future Accounting Pronouncements – In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements" ("SFAS 160"). This statement amends Accounting Research Bulletin No. 51, "Consolidated Financial Statements" ("ARB 51"). The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements. SFAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008; with earlier adoption prohibited. The Parent expects to adopt SFAS 160 on January 1, 2009. The adoption is not expected to have an effect on the Company's financial condition, results of operations, or cash flow.

In March 2008, the FASB issued SFAS No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS 161"), an amendment of FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS 161 amends and expands disclosures about an entity's derivative and hedging activities with the intent of providing users of financial statements with an enhanced understanding of (a) how and why an entity uses derivative instruments, (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations, and (c) how derivative instruments and related hedged items affect an entity's financial position, financial performance, and cash flows. SFAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS 161 encourages, but does not require, comparative disclosures. The Parent expects to adopt SFAS 161 on January 1, 2009. The adoption is not expected to have an effect on the Company's financial condition, results of operations, or cash flow.

In May 2008, the FASB Issued SFAS No. 163, "Accounting for Financial Guarantee Insurance Contracts - an interpretation of FASB Statement No. 60" ("SFAS 163"). The scope of SFAS 163 is limited to financial guarantee insurance (and reinsurance) contracts issued by enterprises that are included within the scope of SFAS No. 60, "Accounting and Reporting by Insurance Enterprises" ("SFAS 60") and that are not accounted for as derivative instruments. SFAS 163 excludes from its scope insurance contracts that are similar to financial guarantee insurance such as mortgage guaranty insurance and credit insurance on trade receivables. SFAS 163 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years, except for certain disclosures about the insurance enterprise's risk-management activities, which are effective for the first period (including interim periods) beginning after May 2008. Except for certain disclosures, earlier application is not permitted. The Parent does not have financial guarantee insurance products, and, accordingly does not expect the issuance of SFAS 163 to have an effect on their consolidated financial condition and results of operations. The adoption is not expected to have an effect on the Company's financial condition, results of operations, or cash flow.

3. STOCK BASED COMPENSATION PLANS

The Company's employees are included in The Hartford 2005 Incentive Stock Plan (the "2005 Stock Plan") and The Hartford Employee Stock Purchase Plan.

The Hartford has two primary stock-based compensation plans which are described below. Shares issued in satisfaction of stock-based compensation may be made available from authorized but unissued shares, shares held by The Hartford in treasury or from shares purchased in the open market. In 2008, The Hartford issued shares from treasury in satisfaction of stock-based compensation. In 2007, The Hartford issued new shares in satisfaction of stock-based compensation. Planco was allocated compensation expense of $4,003,741 for the year ended September 30, 2008. Planco's income tax benefit recognized for stock-based compensation plans was $1,077,126 for the year ended September 30, 2008. Planco did not capitalize any cost of stock-based compensation.

Stock Plan

In 2005, the shareholders of The Hartford approved the 2005 Stock Plan, which superseded and replaced The Hartford Incentive Stock Plan and The Hartford Restricted Stock Plan for Non-employee Directors. The terms of the 2005 Stock Plan are substantially similar to the terms of these superseded plans. The 2005 Stock Plan provides for awards to be granted in the form of non-qualified or incentive stock options

qualifying under Section 422 of the Internal Revenue Code, stock appreciation rights, restricted stock units, restricted stock, performance shares, or any combination of the foregoing.

The fair values of awards granted under the 2005 Stock Plan are measured as of the grant date and expensed ratably over the awards' vesting period, generally three years. All awards provide for accelerated vesting upon a change in control of The Harford as defined in the 2005 Stock Plan.

Stock Option Awards

Under the 2005 Stock Plan, all options granted have an exercise price equal to the market price of The Hartford's common stock on the date of grant, and an option's maximum term is ten years. Certain options become exercisable over a three year period commencing one year from the date of grant, while certain other options become exercisable upon the attainment of specified market price appreciation of The Hartford's common shares. For any year, no individual employee may receive an award of options for more than 1,000,000 shares. As of September 30, 2008, The Hartford had not issued any incentive stock options under any plans. The Company recognized compensation expense of $330,034 in the year ended September 30, 2008, related to stock option awards.

The Hartford uses a hybrid lattice/Monte-Carlo based option valuation model (the "valuation model") that incorporates the possibility of early exercise of options into the valuation. The valuation model also incorporates The Hartford's historical termination and exercise experience to determine the option value. For these reasons, The Hartford believes the valuation model provides a fair value that is more representative of actual experience than the value calculated under the Black-Scholes model.

Share Awards

Share awards are valued equal to the market price of The Hartford's common stock on the date of grant, less a discount for those awards that do not provide for dividends during the vesting period. Planco's share awards granted under the 2005 Stock Plan and outstanding include restricted stock units and restricted stock. Generally, restricted stock units vest after three years and restricted stock vests in three to five years. The maximum award of restricted stock units and restricted stock for any individual employee in any year is 200,000 shares or units. The Company recognized $2,747,468 as compensation expense in the year ended September 30, 2008.

<u>Employee Stock Purchase Plan</u>

In 1996, The Hartford established The Hartford Employee Stock Purchase Plan ("ESPP"). Under this plan, eligible employees of the Parent may purchase common stock of The Hartford at a 15% discount from the lower of the closing market price at the beginning or end of the quarterly offering period. Employees purchase a variable number of shares of stock through payroll deductions elected as of the beginning of the quarter. The fair value is estimated based on the 15% discount off of the beginning stock price plus the value of three-month European call and put options on shares of stock at the beginning stock price calculated using the Black-Scholes model. The expense related to ESPP as of September 30, 2008, was $926,239.

4. RELATED PARTY TRANSACTIONS

The Company's principal source of revenue is its marketing services agreement with its Parent. The Company acts as a wholesaler of its Parent's products and assists in providing marketing, educational, and administrative services. In consideration of the services performed, the Company receives marketing service fees related to certain expenses incurred in providing those services. For the year ended September 30, 2008, the marketing service fees earned from the Parent were $203,616,476. As of September 30, 2008, the payable to the Parent for excess funding was $11,320,798 and is included in the Statement of Financial Condition. The Accounts receivable balance on the Statement of Financial Condition excludes an intercompany receivable in the amount of $106,807 at September 30, 2008. It is netted with the Payable to affiliate on the Statement of Financial Condition.

The Company pays a monthly service fee to its affiliate for providing administrative and support services. For the year ended September 30, 2008, expenses recorded in connection with those services amounted to $78,248,808, and are included in Administrative and operating expenses on the Statement of Operations.

During the year ending September 30, 2008, the Parent made payments on behalf of both the Company and Planco LLC for administrative and operating expenses. Such expenses were recorded on the books of the Company. Payments related to those expenses amounted to $9,974,459 and is included in Administrative and operating expenses on the Statement of Operations.

Certain officers of the Company serve also as officers of Planco, LLC.

5. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by the Parent. Federal, state and local income taxes have been calculated on a separate entity basis. The amount of taxes to be paid by the Company is determined as if the Company were to file a separate federal, state, and local income tax return. For the year ended September 30, 2008, the difference between the federal income tax provision at the statutory rate and the provision recorded is substantially due to the undeductible portion of meals and entertainment expenses.

The Company is included in the consolidated U.S. federal income tax return filed by the Parent. The Company will remit to or receive from the Parent, the income tax expense or benefit computed as if the Company filed a separate federal income tax return in accordance with the formal tax-sharing agreement between the Parent and its subsidiaries.

6. INDEMNIFICATIONS

The Company has entered into contracts that contain routine indemnification clauses. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that may have not yet occurred. However, based on experience, the Company expects the risk of loss to be remote.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (the "Rule"), pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The

Company has elected to use the alternative method permitted by the Rule, which requires that the Company maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit items, as defined. At September 30, 2008, the Company had net capital of $9,081,384 which was $8,831,384 in excess of its required net capital of $250,000.

* * * * * *

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED SEPTEMBER 30, 2008

TOTAL MEMBER'S EQUITY	$	10,000,000
Less nonallowable assets included in the following statement of financial conditions captions:		
Cash segregated under federal or other regulations		53,798
Accounts receivable*		135,859
Prepaid expenses		320,172
Net captial before haircuts on securities positions		9,490,171
Haircut on securities:		
Investments in money market funds (2% of $20,439,345**)		408,787
NET CAPITAL	$	9,081,384
TOTAL AGGREGATE DEBIT ITEMS	$	-
MINIMUM NET CAPITAL REQUIRED UNDER THE ALTERNATIVE METHOD:		
Greater of 2% of aggregate debit items or $250,000	$	250,000
CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	8,831,384
NET CAPITAL IN EXCESS OF 5% OF AGGREGATE DEBIT ITEMS OR $120,000	$	8,961,384

* The Accounts receivable consists of $106,807 affiliated receivable and $29,052 non-affiliated receivable at September 30, 2008. The affiliated receivable is netted with the Payable to affiliate on the Statement of Financial Condition.

** This amount includes the cash equivalents invested in money market funds and excludes the cash balance of $12,845,345 at September 30, 2008.

There are no material differences between the amounts presented above and the amounts reported in the Company's unaudited FOCUS report as of September 30, 2008.

PLANCO FINANCIAL SERVICES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF HARTFORD LIFE, INC.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2008

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Rule"), in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

Deloitte.

Deloitte & Touche LLP
1700 Market Street
Philadelphia, PA 19103-3984
USA

Tel: +1 215 246 2300
Fax: +1 215 569 2441
www.deloitte.com

November 20, 2008

Planco Financial Services, LLC
1500 Liberty Ridge Drive
Wayne, PA 19087

In planning and performing our audit of the financial statements of Planco Financial Services, LLC (the "Company") (a wholly-owned subsidiary of Hartford Life, Inc.) as of and for the year ended September 30, 2008 (on which we issued our report dated November 20, 2008), in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g): (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); (2) in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) for determining compliance with the exemptive provisions of Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker-dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

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